Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Reports Second Quarter 2011 Results

Littleton, Colorado (Marketwire – July 29, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces it has filed the Company’s Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis, for the periods ended June 30, 2011, with Canadian securities authorities on the Company’s profile at www.sedar.com and with the U.S. Securities and Exchange Commission on the Company’s profile at http://www.sec.gov/edgar.shtml.  These filings may also be accessed on the Company’s website at www.ur-energy.com.

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, Investor and Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Wayne Heili, President and COO 307-265-2373 866-981-4588 wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt of (and related timing of) the final NRC Source and Byproduct Materials License, WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; exploration results at the Lost Creek and Lost Creek North project) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.